UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                FORM 12B-25
                                                  Commission File Number 0-31247

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K, 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q, 10-QSB |_| Form N-SAR
         For Period Ended:      December 31, 2000
                           -----------------------------------------------------
|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the
notification relates:    N/A
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      ITSA Ltd.
                        --------------------------------------------------------
Former name if applicable
                             TV Filme, Inc.
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Address of Principal Executive Office (STREET AND NUMBER)
C/O ITSA - Intercontinental Telecomunicacoes Ltda., SCS, Quadra 07-Bl.A, Ed.torre Patio Brasil, Sala 601
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City, State and Zip Code      70.307-901 Brasilia - DF, Brazil
                         -------------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form
    10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Annual Report on Form 10-K for the year ended December 31, 2001 could not be filed within the prescribed time period because the audit of the Registrant's consolidated financial statements for the year ended December 31, 2001 was not completed on a timely basis. The Registrant expects to file its Annual Report on Form 10-K prior to the end of the extension period.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Hermano Studart Lins de Albuquerque 011-55-61   314-9904
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           (Name)                               (Area Code) + (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X| Yes |_|No
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's revenues of $21.7 million for the year ended December 31, 2001 decreased by 13% from revenues of $25 million for the year ended December 31, 2000 due to a decrease in the average number of subscribers and the devaluation of the Brazilian REAL against the U.S. dollar. Net loss in 2001 was $(20.4) million, compared to net income of $50.8 million in 2000, primarily as a result of the effect of the extraordinary gain of $88.8 million resulting from the Registrant's restructuring, which was partially offset by reorganization items of $(5.9) million.

                                    ITSA Ltd.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 2, 2002            By:   /s/ Hermano Studart Lins de Albuquerque
     --------------------             ------------------------------------------
                                  Name: Hermano Studart Lins de Albuquerque
                                  Title: Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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